Filed pursuant to Rule 424(b)(3)

File No. 333-258388

A&Q multi-strategy FUND

STATEMENT OF ADDITIONAL INFORMATION SUPPLEMENT

DATED JANUARY 3, 2022

The information set forth below supplements and supersedes any contrary information contained in the Fund's Statement of Additional Information (the "SAI"), dated August 1, 2021. Prospective investors are urged to read carefully the Fund's Prospectus, which is provided together with (or has preceded) this Supplement. Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus.

The Prospectus, the SAI, this Supplement and material incorporated by reference into the Fund's registration statement are published on the following website: https://www.ubs.com/us/en/asset-management/individual-investors-and-financial-advisors/products/hedge-funds.html. The SAI also is available upon request and without charge by writing the Fund at c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901, or by calling (888) 793-8637. In addition, you may request other information about the Fund or make investor inquiries by calling (888) 793-8637. The SAI, material incorporated by reference into the Fund's registration statement and other information about the Fund also are available on the SEC's website (http://www.sec.gov). The address of the SEC's website is provided solely for the information of prospective investors and is not intended to be an active link.

If a prospective investor wishes to invest in the Fund, the investor must complete, execute and return the Fund's Investor Certificate, which is provided together with (or has preceded) this Supplement.

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Effective as of the close of business on December 31, 2021, Meyer Feldberg resigned as Chair and a Trustee of, and from any other positions held in, the Fund in connection with his retirement. Effective January 1, 2022, the Board appointed Heather R. Higgins as a Trustee of the Fund and, pending ratification by the newly-constituted Board, Ms. Breen as Chair of the Fund's Board. In addition, the Board appointed Dylan Germishuys and Matthew Richards as Principal Executive Officer and Principal Accounting Officer of the Fund, respectively, effective January 1, 2022.

Further to the foregoing: (i) all references to Mr. Feldberg in the SAI hereby are removed; and (ii) the sections of the SAI entitled "Trustees and Officers—Board Composition and Leadership Structure" and "Trustees and Officers—Information About the Trustees and Officers" are amended and restated in their entirety as follows:

Board Composition and Leadership Structure

The Investment Company Act requires that at least 40% of the Fund's Trustees be Independent Trustees. To rely on certain exemptive rules under the Investment Company Act, a majority of the Fund's Trustees must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the Investment Company Act or the rules thereunder require the approval of a majority of the Independent Trustees.

All of the Fund's Trustees are Independent Trustees. Virginia G. Breen serves as Chair of the Board and the Nominating Committee, and Stephen H. Penman serves as Chair of the Audit Committee. The Fund's Trustees interact directly with senior management of the Adviser at scheduled meetings and between meetings as appropriate, and from time to time one or more Trustees may be designated, formally or informally, to take the lead in addressing with management or their independent legal counsel matters or issues of concern to the Board. In light of the foregoing, the Board has determined that its leadership structure, in which the Chair of the Board is not affiliated with the Adviser, is appropriate in light of the specific characteristics and circumstances of the Fund, including, but not limited to: (i) the services that the Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships; (ii) the extent to which the day-to-day operations of the Fund are conducted by Fund officers and employees of the Adviser; (iii) the Board's oversight role in management of the Fund; and (iv) the Board's size and the cooperative working relationship among the Trustees.

Information About the Trustees and Officers

Information regarding the Trustees and officers of the Fund, including their positions with the Fund, length of time served and principal occupations during the past five years, as well as the Trustees' other board memberships and affiliations during the past five years, is set forth below.

Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[2]	Other Trusteeships/ Directorships Held by Trustee Outside Fund Complex During Past 5 Years
INDEPENDENT TRUSTEES
Virginia G. Breen (57) c/o UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Chair and Trustee	Term — Indefinite Length—since Commencement of Operations	Private investor and board member of certain entities (as listed herein).	3	Director of: Paylocity Holding Corp.; the Neuberger Berman Private Equity Registered Funds (21 funds); certain funds in the Calamos Fund Complex (26 portfolios); Jones Lang LaSalle Income Property Trust, Inc.; Tech and Energy Transition Corporation.
Heather R. Higgins (62) c/o UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Trustee	Term — Indefinite Length—since Jan. 1, 2022	President and Director of The Randolph Foundation (charitable foundation) (since 1991); member of the Board of Overseers of the Hoover Institution (from 2001 to 2007 and since 2009); and board member of several non-profit organizations.	48	None
Stephen H. Penman (75) c/o UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Trustee	Term — Indefinite Length—since Commencement of Operations	Professor of Financial Accounting of the Graduate School of Business, Columbia University.	3	Member, Board of Advisors, Boston Harbor Investment Management, LLC.
OFFICER(S) WHO ARE NOT TRUSTEES
Dylan Germishuys (52) UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Principal Executive Officer	Term — Indefinite Length—since Jan. 1, 2022	Head of Portfolio Accounting and Performance since October 2020. Mr. Germishuys was Head of Operations and Product Control of UBS HFS from 2004 to October 2020.	N/A	N/A
Matthew Richards (36) UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Principal Accounting Officer	Term — Indefinite Length—since Jan. 1, 2022	Head of Financial Reporting & Structuring (since November 2020), prior to which he was a Financial and Regulatory Reporting Specialist (2015-2020).	N/A	N/A
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Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[2]	Other Trusteeships/ Directorships Held by Trustee Outside Fund Complex During Past 5 Years
Frank S. Pluchino (62) UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Chief Compliance Officer	Term — Indefinite Length—since Commencement of Operations	Executive Director and Chief Compliance Officer of UBS HFS since October 2010, and Executive Director of UBS Business Solutions US LLC since January 2017. Mr. Pluchino also serves as Chief Compliance Officer of the registered investment funds advised by UBS HFS and UBS AM.	N/A	N/A
Keith A. Weller (60) UBS AM One North Wacker Drive Chicago, Illinois 60606 Chief Legal Officer	Term — Indefinite Length—since Jul. 25, 2019	Executive Director and Deputy General Counsel (since February 2019, prior to which he was Senior Associate General Counsel) of UBS Business Solutions US LLC (since January 2017) and UBS AM—Americas (since 2005). Mr. Weller also serves as a Vice President and Secretary of the registered investment funds advised by UBS AM.	N/A	N/A

[1]	The Fund commenced operations March 29, 2011.

[2]	As of December 31, 2021, of the 48 funds/portfolios in the complex, 45 were advised by an affiliate of UBS HFS and three comprised the registered alternative investment funds advised by UBS HFS.

Additional information about each Trustee follows (supplementing the information provided in the table above) that describes some of the specific experiences, qualifications, attributes and skills that each Trustee possesses. The Board believes that the significance of each Trustee's experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Trustee may not have the same value for another) and that these factors are best evaluated at the board level, with no single Trustee, or particular factor, being indicative of board effectiveness. However, the Board believes that Trustees need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; the Board believes that its members satisfy this standard. Experience relevant to having this ability may be achieved through a Trustee's educational background; business, professional training or practice (e.g., accounting or law), public service or academic positions; experience from service as a board member (including the Board of the Fund) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences. The charter for the Board's Nominating Committee contains other factors considered by the Committee in identifying and evaluating potential Board member nominees. To assist them in evaluating matters under federal and state law, the Trustees are counseled by their own independent legal counsel, who participates in Board meetings and interacts with the Adviser, and also may benefit from information provided by the Fund's or the Adviser's counsel; both Board and Fund counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.

•	Virginia G. Breen – Ms. Breen was a private institutional investor for more than 25 years and currently sits on the boards of: Tech and Energy Transition Corporation (NASDAQ: TETCU), a special purpose acquisition company; Jones Lang LaSalle Income Property Trust, a registered, daily-priced, non-traded real estate investment trust; Paylocity Holdings (NASDAQ: PCTY), a human capital management software-as-a-service company; certain funds in the Calamos Fund Complex, a mutual fund complex; and the Neuberger Berman Private Equity Registered Funds, a registered global private market fund-of-funds

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complex. Ms. Breen was a General Partner of venture capital firms Blue Rock Capital and Sienna Ventures, and a Vice President of the Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette (now Credit Suisse First Boston). Ms. Breen started her career as an Investment Analyst with DLJ's Investment Banking Group. Ms. Breen received her M.B.A. with Highest Honors from Columbia University and her undergraduate degree in Computer Science with Electrical Engineering from Harvard College.

•	Heather R. Higgins – Ms. Higgins serves as the President and Director of The Randolph Foundation, a charitable foundation. In addition, she is a member of the Board of Overseers of the Hoover Institution and holds (or has held) senior executive positions and/or directorships at several major non-profit organizations, including the Independent Women's Forum (Chair) and the Philanthropy Roundtable (Vice Chair). Previously, Ms. Higgins was a portfolio manager and Vice President at U.S. Trust. Prior to working in finance, she was an editorial writer for the Wall Street Journal and assistant editor at the Public Interest. Ms. Higgins received her B.A. from Wellesley College and her M.B.A. from New York University's Graduate School of Business.

•	Stephen H. Penman – Mr. Penman is the George O. May Professor in the Graduate School of Business, Columbia University. He also serves as Co-Director of the Center for Excellence in Accounting and Security Analysis at Columbia University. Mr. Penman serves on the Board of Advisors of Boston Harbor Investment Management, LLC, a registered investment adviser founded in November 2012. Prior to his appointment at Columbia in 1999, he was the L.H. Penney Professor in the Walter A. Haas School of Business at the University of California at Berkeley. From 1990 to 1995, Mr. Penman served as Chairman of the Professional Accounting Program and Chairman of the Accounting Faculty at Berkeley where he initiated and chaired the Haas School's Annual Conference on Financial Reporting. He has served as a Visiting Professor at Columbia University and the London Business School, and as the Jan Wallander Visiting Professor at the Stockholm School of Economics. Mr. Penman's research is concerned with the valuation of equity and the role of accounting information in security analysis. He has published widely in finance and accounting journals and has conducted seminars on fundamental analysis and equity evaluation for academic and professional audiences. In 1991, he was awarded the notable Contribution to Accounting Literature Award by the American Accounting Association and the American Institute of Certified Public Accountants, and in 2002 was awarded the American Accounting Association and Deloitte & Touche Wildman Medal for his book, Financial Statement Analysis and Security Valuation. He is editor of the Review of Accounting Studies and is on the editorial board of the Schmalenbach Business Review. Mr. Penman received a first-class honors degree in Commerce from the University of Queensland, Australia, and M.B.A. and Ph.D. degrees from the University of Chicago. In 2009, he was awarded an Honorary Doctorate by the Stockholm School of Economics.

The Board believes that the foregoing specific experiences, qualifications, attributes and skills of each Trustee have prepared them to be effective Trustees. The Board also believes that such qualities demonstrate that its members have the ability to exercise effective business judgment in the performance of their duties.

The Trustees serve on the Board for terms of indefinite duration. A Trustee's position in that capacity will terminate if such Trustee is removed, resigns or is subject to various disabling events such as death or incapacity. A Trustee may resign upon 90 days' prior written notice to the other Trustees, subject to waiver of notice, and may be removed either by vote of two-thirds of the Trustees not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders. In the event of any vacancy in the position of a Trustee, until such vacancy is filled, the remaining Trustees, regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by the Trust Agreement. The remaining Trustees may appoint an individual to serve as a Trustee, so long as immediately after such appointment at least two-thirds of the Trustees then serving would have been elected by the shareholders. The Trustees may call a meeting of shareholders to fill any vacancy in the position of a Trustee, and must do so within 60 days after any date on which Trustees who were elected by the shareholders cease to constitute a majority of the Trustees then serving.

The only standing committees of the Board are the Audit Committee and the Nominating Committee, each of which is comprised of all three Trustees. The function of the Audit Committee is to (i) oversee the Fund's accounting and financial reporting processes, the audits of the Fund's financial statements and the Fund's internal

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controls over, among other things, financial reporting and disclosure controls and procedures, (ii) oversee or assist in Board oversight of the integrity of the Fund's financial statements and the Fund's compliance with legal and regulatory requirements, and (iii) approve prior to appointment the engagement of the Fund's independent registered public accounting firm and review the independent registered public accounting firm's qualifications and independence and the performance of the independent registered public accounting firm. The Audit Committee met three times during the fiscal year ended March 31, 2021.

The function of the Nominating Committee, pursuant to its adopted written charter, is to select and nominate persons for election as Trustees of the Fund. The Nominating Committee reviews and considers, as the Nominating Committee deems appropriate after taking into account, among other things, the factors listed in the charter, nominations of potential Trustees made by Fund management and by Fund shareholders who have sent to Gregory S. Rowland, Esq., legal counsel for the Independent Trustees, at c/o Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, such nominations which include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee. The Nominating Committee meets as is necessary or appropriate. The Nominating Committee met once during the fiscal year ended March 31, 2021.

The following table sets forth the dollar range of ownership of equity securities of the Fund and other registered investment companies overseen by each Trustee within the Fund Complex, in each case as of December 31, 2021. The Trustees are not required to contribute to the capital of the Fund or hold Shares in the Fund.

Name of Trustee	Dollar Range of Equity Securities of the Fund	Aggregate Dollar Range of Equity Securities of All Registered Investment Companies Overseen by the Trustee in Fund Complex

Virginia G. Breen	None	None

Heather R. Higgins	None	Over $100,000

Stephen H. Penman	None	None

As of December 31, 2021, none of the Trustees or their immediate family members owned beneficially or of record securities of the Adviser or other entity (other than a registered investment company), directly or indirectly controlling, controlled by, or under common control with the Adviser.

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